Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form F-4/A of Diginex Limited (formerly Digital Innovative Limited) of our report dated September 30, 2019, except for Notes 2.6, 10, 19.3, 20(b), 28.1 and 28.2, as to which the date is January 17, 2020, with respect to our audit of Diginex Limited (the “Company”) combined and consolidated financial statements as of March 31, 2019 and 2018 and for the year ended March 31, 2019 and the period from June 1, 2017 to March 31, 2018, which includes an emphasis of matter paragraph as to Management’s plan that alleviated the substantial doubt about the Company’s ability to continue as a going concern and appears in the Prospectus as part of this Registration Statement. We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York
January 17, 2020